INNER CIRCLE SPORTS LLC
Statement of Financial Condition
As of December 31, 2021

Assets	
Cash	$ 4,542,224
Accounts receivable	34,000
Prepaid Taxes	2,043
Furniture and equipment, net	2,170
Total Assets	$ 4,580,438
Liabilities and Members' Equity	
Credit card payable	$ 13,308
Accrued expenses	50,288
Payroll payable	25,451
Pension Plan payable	566,269
Total Liabilities	655,316
Members' Equity	3,925,122
Total Liabilities and Members' Equity	$ 4,580,438